                                                      --------------------------
                                                              OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      Expires: October 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Pacific Scientific Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      694806
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

                David C. Burgess, Esq./Law Offices of Dixon R. Howell
        One Almaden Boulevard, Suite 620, San Jose, CA 95113  408-275-6300
- --------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 23, 1996
- --------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO. 694806                                           PAGE     OF     PAGES
                                                                ---    ---
- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Louis J. Petralli               ###-##-####
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                00
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
- --------------------------------------------------------------------------------
                7       SOLE VOTING POWER
  NUMBER OF
   SHARES                       593,364
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8       SHARED VOTING POWER
    EACH
  REPORTING                     None
   PERSON       ----------------------------------------------------------------
    WITH        9       SOLE DISPOSITIVE POWER

                                593,364
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                                None
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                593,364
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                            / /

- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 of 7

                         SCHEDULE 13D (AMENDMENT NO. 2)

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Aggregate number and percentage of Common Stock of the Issuer beneficially owned by the reporting person:

            No. of Shares:          593,364
            Percent of Class:       4.89%

      (b)   Sole power to vote or to direct the vote:

            593,364 shares

            Shared power to vote or to direct the vote:

            None

            Sole power to dispose or to direct the disposition:

            593,364 shares

            Shared power to dispose or to direct the disposition:

            None

      (c) The following transactions in the class of securities reported have been effected during the past sixty days:

            Sales By Louis                     Settlement       Manner of
             J. Petralli      Trade Date          Date            Trade
            --------------    ----------       ----------      -----------
            10,000 shares      6/05/96           6/10/96       Unsolicited
            at $18.54 per                                      order via
            share                                              Smith Barney

            2,000 shares at    6/07/96           6/12/96       Unsolicited
            $18-3/8 per                                        order via
            share                                              Smith Barney

            2,000 shares at    6/12/96           6/17/96       Unsolicited
            $17-7/8 per                                        order via
            share                                              Smith Barney

            2,000 shares at    6/13/96           6/18/96       Unsolicited
            $17-7/8 per                                        order via
            share                                              Smith Barney

            Sales By Louis                     Settlement       Manner of
             J. Petralli      Trade Date          Date            Trade
            --------------    ----------       ----------      -----------
            2,000 shares at    6/14/96           6/19/96       Unsolicited
            $18 per share                                      order via
                                                               Smith Barney

            2,000 shares at    6/17/96           6/20/96       Unsolicited
            $17-1/8 per                                        order via
            share                                              Smith Barney

            2,000 shares at    6/18/96           6/21/96       Unsolicited
            $16-1/8 per                                        order via
            share                                              Smith Barney

            2,000 shares at    6/19/96           6/24/96       Unsolicited
            $15-7/8 per                                        order via
            share                                              Smith Barney

            4,000 shares at    6/20/96           6/25/96       Unsolicited
            $16 per share                                      order via
                                                               Smith Barney

            4,000 shares at    6/24/96           6/27/96       Unsolicited
            $16 per share                                      order via
                                                               Smith Barney

            3,000 shares at     6/27/96          7/02/96       Solicited
            $15-5/8 per                                        order via
            share                                              Smith Barney

            1,000 shares at     6/27/96          7/02/96       Solicited
            $15-3/4 per                                        order via
            share                                              Smith Barney

            2,000 shares at     7/01/96          7/05/96       Unsolicited
            $15-7/8 per                                        order via
            share                                              Smith Barney

            2,000 shares at     7/09/96          7/12/96       Unsolicited
            $13 per share                                      order via
                                                               Smith Barney

            10,000 shares       7/17/96          7/22/96       Unsolicited
            at $12-1/2 per                                     order via
            share                                              Smith Barney

            10,000 shares       7/18/96          7/23/96       Solicited
            at $12-9/16 per                                    order via
            share                                              Smith Barney

            Sales By Louis                     Settlement       Manner of
             J. Petralli      Trade Date          Date            Trade
            --------------    ----------       ----------      -----------
            2,000 shares at    7/23/96           7/26/96       Solicited
            $12-1/8 per                                        order via
            share                                              Smith Barney

            2,000 shares at    7/25/96           7/30/96       Solicited
            $12 per share                                      order via
                                                               Smith Barney

            2,000 shares at    7/26/96           7/31/96       Solicited
            $11-7/8 per share                                  order via
                                                               Smith Barney

      (d)   Not applicable.

      (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on July 23, 1996.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 1996                  /s/ Louis J. Petralli
                                          -------------------------
                                                   Signature

                                                Louis J. Petralli
                                          -------------------------
                                                   Name/Title